Exhibit 99.1

Just – Evotec Biologics Receives Grant for AI-Driven Optimization of Monoclonal Antibody Developability for Affordable Access

•	Just – Evotec Biologics will optimize monoclonal antibodies (“mAbs”) and other biologic modalities

•	Investment enables ten new J.MD™ projects encompassing molecular optimization including, but not limited to: improved titer, pharmacokinetics, immunogenicity, and stability, over the next three years

Hamburg, Germany, January 08, 2026:

Evotec SE (NASDAQ: EVO; Frankfurt Prime Standard: EVT) today announces that its Seattle-based subsidiary, Just – Evotec Biologics, Inc., has received a new grant from the Gates Foundation to enable global access to biotherapeutics utilizing Just – Evotec Biologics’ molecular design suite of computational technologies, called “J.MD™”.

Investment (INV072135) continues the support for selected Gates Foundation grantees to improve the developability and reduce the cost of goods of monoclonal antibodies to make them more affordable and accessible and prevent infectious disease in low- and middle-income countries.

Under the grant terms, Just – Evotec Biologics will leverage its J.MD™ Molecular Design service - a key component of its J.DESIGN™ platform, that integrates advanced computational tools and high-throughput methodologies to streamline the biologics development process. By optimizing molecular design from the earliest stages, J.MD™ ensures manufacturability, stability, and efficacy—critical factors for reducing costs and enabling expansion of global access to these therapies as well as limiting liabilities like immunogenicity and instability. The new investment will enable ten (10) new J.MD™ projects over the next three years, spanning the development of biotherapeutics targeting multiple global health disease indications of concern.

This grant extends the commitment of Just – Evotec Biologics, that began in 2014 and has since delivered multiple cGMP manufacturing campaigns for RSV, Malaria, and HIV monoclonal antibodies.

Dr. Linda Zuckerman, EVP and Global Head of Just – Evotec Biologics, commented: “We are thrilled to receive this new grant from the Gates Foundation which will strengthen our commitment to reducing the cost of biologics development to expand global access. By leveraging our J.DESIGN™ platform and innovative molecular design tools, we look forward to supporting the foundation in driving impactful solutions across multiple disease areas and continuing to deliver therapies where they are needed most.”

Dr. Cord Dohrmann, Chief Scientific Officer of Evotec, added: “We are proud to continue our collaboration with the foundation through this new grant which enables us to harness Just – Evotec Biologics’ advanced platforms and scientific expertise to support the broader research ecosystem. This partnership strengthens our shared mission to accelerate the development of biotherapeutics that address urgent and unmet medical needs.”

For expert insights about the importance of thoughtful antibody design driving global access, watch our virtual roundtable, Antibody Design to Support Global Health Initiatives, featuring key voices from the Gates Foundation and global health researchers.

About Just – Evotec Biologics

Just – Evotec Biologics, wholly owned by Evotec SE, is a first-to-industry biologics platform company that leverages AI/ML technologies and world-leading molecular design, cell line development, process intensification and continuous manufacturing strategies to advance biotherapeutics from discovery through clinical stages to commercial launch. The Just – Evotec Biologics team combines deep industry experience in the fields of data, protein, process, and manufacturing sciences including automation with highly integrated and flexible capabilities to break through the scientific and economic barriers associated with the development of protein therapeutics. Our focus is to accelerate and expand access to biotherapeutics through scientific and technological innovation for our proprietary projects and on behalf of our partners. Learn more at www.just-evotecbiologics.com.

About Evotec SE

Evotec is a life science company that is pioneering the future of drug discovery and development. By integrating breakthrough science with AI-driven innovation and advanced technologies, we accelerate the journey from concept to cure — faster, smarter, and with greater precision.

Our expertise spans small molecules, biologics, cell therapies and associated modalities, supported by proprietary platforms such as Molecular Patient Databases, PanOmics and iPSC-based disease modeling.

With flexible partnering models tailored to our customers’ needs, we work with all Top 20 Pharma companies, over 800 biotechs, academic institutions, and healthcare stakeholders. Our offerings range from standalone services to fully integrated R&D programs and long-term strategic partnerships, combining scientific excellence with operational agility.

Through Just – Evotec Biologics, we redefine biologics development and manufacturing to improve accessibility and affordability.

With a strong portfolio of over 100 proprietary R&D assets, most of them being co-owned, we focus on key therapeutic areas including oncology, cardiovascular and metabolic diseases, neurology, and immunology.

Evotec’s global team of more than 4,800 experts operates from sites in Europe and the U.S., offering complementary technologies and services as synergistic centers of excellence. Learn more at www.evotec.com and follow us on LinkedIn and X/Twitter @Evotec.

Forward-looking statements

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information, please contact:

Investor Relations and Media Contact

Dr. Sarah Fakih

EVP Head of Global Communications & Investor Relations

Sarah.Fakih@evotec.com